                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            The Neptune Society, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   640776 30 8
                     -------------------------------------
                                 (CUSIP Number)

                               Morris Orens, Esq.
                      Swidler Berlin Shereff Friedman, LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 973-0111
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  June 18, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                    Page 1 of 10 sequentially numbered pages

                                  SCHEDULE 13D

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CUSIP NO. 640776 30 8                                         PAGE 2 OF 10 PAGES
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    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          BG CAPITAL GROUP LTD.

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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
          (See Instructions)                                             (b) [ ]
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    3     SEC USE ONLY

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    4     SOURCE OF FUNDS (See Instructions)

          WC
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

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    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          BAHAMAS
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                             7    SOLE VOTING POWER                   4,355,291

                            ----------------------------------------------------
     Number of Shares        8    SHARED VOTING POWER                 N/A
  Beneficially Owned by
      Each Reporting        ----------------------------------------------------
       Person with           9    SOLE DISPOSITIVE POWER              4,355,291

                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER            N/A

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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                               4,355,291
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                          [ ]

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                  62.09%
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   14     TYPE OF REPORTING PERSON (See Instructions)
                                                                   CO
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                                  SCHEDULE 13D

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CUSIP NO. 640776 30 8                                         PAGE 3 OF 10 PAGES
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    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          BROOKLYN HOLDINGS LLC

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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
          (See Instructions)                                             (b) [ ]
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    3     SEC USE ONLY

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    4     SOURCE OF FUNDS (See Instructions)

          WC
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

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    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          NEVIS
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                             7    SOLE VOTING POWER                   250,000

                            ----------------------------------------------------
     Number of Shares        8    SHARED VOTING POWER                 N/A
  Beneficially Owned by
      Each Reporting        ----------------------------------------------------
       Person with           9    SOLE DISPOSITIVE POWER              250,000

                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER            N/A

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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                               250,000
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                          [ ]

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                  3.56%
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   14     TYPE OF REPORTING PERSON (See Instructions)
                                                                   OO
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                                  SCHEDULE 13D

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CUSIP NO. 640776 30 8                                         PAGE 4 OF 10 PAGES
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    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          ROBERT GENOVESE

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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
          (See Instructions)                                             (b) [ ]
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    3     SEC USE ONLY

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    4     SOURCE OF FUNDS (See Instructions)

          PF
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

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    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          CANADA
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                             7    SOLE VOTING POWER                   4,605,291

                            ----------------------------------------------------
     Number of Shares        8    SHARED VOTING POWER                 N/A
  Beneficially Owned by
      Each Reporting        ----------------------------------------------------
       Person with           9    SOLE DISPOSITIVE POWER              4,605,291

                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER            N/A

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                               4,605,291
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                          [ ]

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                  65.65%
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   14     TYPE OF REPORTING PERSON (See Instructions)
                                                                   IN
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          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

         This Amendment No. 1 to the Statement on Schedule 13D (as defined below) amends and restates the Statement on Schedule 13D relating to the event date of April 27, 2004 (the "Original Schedule 13D") reported by BG Capital
Group Ltd., a Bahamas corporation ("BG Capital"). The Original Schedule 13D and this Amendment No. 1 to the Statement on Schedule 13D are collectively referred to herein as the "Schedule 13D". The Schedule 13D is filed by BG Capital,
Brooklyn Holdings LLC, a Nevis limited liability company ("Brooklyn Holdings"), and Robert Genovese ("Genovese" and together with BG Capital and Brooklyn
Holdings, the "Reporting Persons").

ITEM 1.      SECURITY AND ISSUER

             Securities: Common Stock, par value $0.001 per share

             Issuer:     The Neptune Society, Inc.
                         4312 Woodman Ave., 3rd Floor
                         Sherman Oaks, CA 91423

ITEM 2.      IDENTITY AND BACKGROUND.

    (a),(b)  BG Capital Group Ltd.    Brooklyn Holdings LLC    Robert Genovese
             Slot #2000 A.P. 59223    P.O. Box 556             c/o BG Capital Group
             Nassau, Bahamas          Charlestown, Nevis       Ltd.
                                                               Slot #2000 A.P. 59223
                                                               Nassau, Bahamas

         (c) Genovese's principal occupation is to act as a private investor. As the sole stockholder of BG Capital, Genovese has sole voting and dispositive power over shares of Common Stock owned by BG Capital. As the sole member of
Brooklyn Holdings, Genovese has sole voting and dispositive power over shares of
Common Stock owned by Brooklyn Holdings.

         (d), (e) During the last five years, the Reporting Persons (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) BG Capital is a Bahamian corporation. Brooklyn Holdings is a Nevis limited liability company. Genovese is a Canadian citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The additional shares being reported were acquired through privately negotiated transactions. The sources of the funds used to effect such purchases were Genovese's personal funds and BG Capital's working capital.

ITEM 4.  PURPOSE OF TRANSACTION

         This item is amended by the following transactions:

         On June 18, 2004 Brooklyn Holdings entered into a Debenture Purchase
Agreement with the Issuer. Brooklyn Holdings received 250,000 shares of Common
Stock as a commitment fee. Brooklyn Holdings also has the right at any time from
June 18, 2009 until June 18, 2014 to convert the then existing unpaid Principal
Amount of the Debenture, in whole or in part, into that number of shares of
Common Stock that equals the amount of the then existing unpaid Principal Amount of the Debenture divided by 1.65, which equals a conversion price of $1.65 per share of Common Stock (subject to adjustment as set forth in Sections 5.4 and
5.5 of the Debenture). The Issuer has the right to prevent such a conversion by
Brooklyn Holdings by repaying the applicable unpaid Principal Amount of the
Debenture to Brooklyn Holdings within thirty (30) days of receipt by the Issuer of notice from Brooklyn Holdings that it is exercising a conversion right.

         A copy of the Debenture Purchase Agreement is attached as Exhibit 10.63 to the Current Report on Form 10-QSB filed by the Issuer with the Securities and
Exchange Commission on August 13, 2004 and is incorporated herein by reference.
A copy of the Debenture is attached as Exhibit 10.64 to the Current Report on
Form 10-QSB filed by the Issuer with the Securities and Exchange Commission on
August 13, 2004 and is incorporated herein by reference.

         The Reporting Persons from time to time have effected open market purchases of shares of Common Stock. The sources of the funds used to effect such open market purchases were Genovese's personal funds and BG Capital's working capital.

         The Reporting Persons may from time to time: (i) acquire additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, (ii) maintain their holdings at current levels, and/or (iii) sell all or a portion of their holdings in the open market, in privately negotiated transactions or otherwise, in each case subject to applicable federal securities laws. Any such actions will depend upon, among others, the availability of
Issuer securities for purchase at satisfactory price levels; the continuing evaluation of the Issuer's business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; the actions of the management and other future developments.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) Based on the Issuer's Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on August 13, 2004, there were
7,014,637 shares of Common Stock issued and outstanding as of August 10, 2004.
The Reporting Persons own an

aggregate of 4,605,291 shares of Common Stock or approximately 65.65% of the outstanding shares of Common Stock. Genovese, as the sole stockholder of BG
Capital and the sole member of Brooklyn Holdings, has the sole power to vote or direct the disposition of such shares.

         (c) The following is a listing of transactions in shares of Common
Stock during the past 60 days. All of the following transactions were effected by BG Capital.

              Transaction      Type of       Number of      Price per
                 Date        Transaction       Shares         Share
                 ----        -----------       ------         -----
              7/6/04             Buy            8,000        1.139375
              7/7/04             Buy           26,500        1.13
              7/22/04            Buy           10,000        1.24
              7/30/04            Buy            6,000        1.24

         BG Capital has also effected purchases of Common Stock of the Issuer aggregating 1,506,927 shares of Common Stock of which 673,594 shares were purchased for $1.8477529 and 833,333 shares were purchased for $1.0 million.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

         The information contained in Items 3 and 4, including the exhibits referenced therein, are incorporated herein by reference in this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         A. Agreement of Joint Filing, by and between BG Capital, Brooklyn
Holdings, and Robert Genovese.

         B. Debenture Purchase Agreement, dated June 18, 2004, by and between the Issuer and Brooklyn Holdings (incorporated herein by reference to Exhibit
10.63 to the Current Report on Form 10QSB filed by the Issuer with the
Securities and Exchange Commission on August 13, 2004).

         C. Debenture, dated June 18, 2004, issued by the Issuer to Brooklyn
Holdings (incorporated herein by reference to Exhibit 10.64 to the Current
Report on Form 10QSB filed by the Issuer with the Securities and Exchange
Commission on August 13, 2004).

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 8, 2004             BG CAPITAL GROUP LTD.

                                    By: /s/ Robert Genovese
                                        -------------------------
                                        Robert Genovese, President

                                    BROOKLYN HOLDINGS LLC

                                    By: /s/ Robert Genovese
                                        -------------------------
                                        Robert Genovese, Sole Member

                                    /s/ Robert Genovese
                                    -----------------------------
                                    ROBERT GENOVESE

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of
1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13D or any amendments thereto, with respect to the common stock of The Neptune Society, Inc., and that this Agreement be included as an attachment to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on
October 8, 2004.

                                    BG CAPITAL GROUP LTD.

                                    By: /s/ Robert Genovese
                                        -------------------------
                                        Robert Genovese, President

                                    BROOKLYN HOLDINGS LLC

                                    By: /s/ Robert Genovese
                                        -------------------------
                                        Robert Genovese, Sole Member

                                    /s/ Robert Genovese
                                    -----------------------------
                                    ROBERT GENOVESE